Grupo Financiero/Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax: (5411) 4343-7528
prichards@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

        GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                     FOURTH QUARTER ENDED DECEMBER 31, 2002

     o (Buenos Aires, Argentina, February 20, 2003) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( Buenos Aires Stock Exchange:
          GGAL/NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2002, ended December 31, 2002.

Net Income for the fiscal year ended December 31, 2002

     o Net loss for the fiscal year ended December 31, 2002, was Ps. 1,458.8 million, or Ps. 1.335 per share, equivalent to Ps. 13.354 per ADS, taking into account the total number of shares outstanding as of December 31, 2002.

     o Grupo Galicia's consolidated income statement includes the "Absorption Ad Referendum of the Shareholders' Meeting" ( of Banco Galicia) account, according to the Central Bank's Communique "A" 3703. This classification does not change the GFG's consolidated results since it would have been compensated through a higher Banco Galicia's stake valuation.

Net loss for the quarter ended December 31, 2002

     o Net loss for the fourth quarter ended December 31, 2002, was Ps. 389.4 million, or Ps. 0.356 per share, equivalent to Ps. 3.560 per ADS, taking into account the total number of shares outstanding as of December 31, 2002. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

     o Grupo Galicia's financial statements for and as of December 31, 2002, have been restated for inflation by using the Wholesale Price Index
          (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine

          Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission. In order to facilitate comparison, prior periods' amounts shown in the tables and exhibits were restated in constant pesos of December 30, 2002, by using the Wholesale Price Index (IPIM).

     o Table below shows results per share information, based on Grupo Galicia's financial statements.

                                                                    In constant pesos of December 31, 2002
-------------------------------------------------------------------------------------------------------------------------
                                                          FY 2002           FY 2001             twelve months ended at:
                                                         --------------------------          ----------------------------
Earnings per Share
                                                          12/31/02         12/31/01           12/31/02         12/31/01
-------------------------------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)                       1,092,407       1,092,407           1,092,407       1,092,407
  Book Value per Share                                        1.487           2.816               1.487           2.816
  Book Value per ADS(*)                                      14.870          28.165              14.870          28.165
  Earnings per Share                                         (0.356)         (0.026)             (1.335)          0.240
  Earnings per ADS (*)                                       (3.560)         (0.260)            (13.354)          2.400
--------------------------------------------------------------------------------------------------------------------------

Fourth quarter 2002 and twelve months ended at December 2002 figures were adjusted by using an index of 2.1844

(*) 1 ADS = 10 ordinary shares

     o   Grupo  Galicia's  fourth  quarter net income  represents an annualized
          return  of  (4.94%)  on  average   assets  and   (83.44%)  on  average
          shareholders' equity.

-------------------------------------------------------------------------------------------------------------------------
                                                          FY 2002           FY 2001            twelve months ended at:
                                                         --------------------------          ----------------------------
Profitability                                               4 Q              4 Q
                                                          12/31/02         12/31/01           12/31/02         12/31/01
-------------------------------------------------------------------------------------------------------------------------
Return on Average Assets (*)(1)                             (4.94)           (0.45)             (6.34)            0.90
Return on Average Shareholders Equity (*)(2)               (83.44)           (3.58)            (60.51)            8.67

-------------------------------------------------------------------------------------------------------------------------

(*) Annualized.

     o Table below shows the Grupo Financiero Galicia's income statement for the fiscal year 2002, without consolidation.

                              In millions of constant pesos of December 31, 2002
--------------------------------------------------------------------------------
                                                        Twelve months ended at
                                                       -------------------------
                                                       -------------------------
                                                       12/31/2002    12/31/2001
--------------------------------------------------------------------------------
Income from equity investments                         (1,427.47)    270.64
Administrative expenses                                   (11.22)    (10.48)
Net other income                                            0.54       0.92
Financial results                                          38.09       1.17
Income tax                                                (58.73)         -
Net income for the period                              (1,458.79)    262.25
--------------------------------------------------------------------------------

     o Table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's information by subsidiary. The "Profit (loss) from Sudamericana Holding" line includes the company's results as of September 2002 and the company's goodwill amortization. The "Profit (loss) from Galicia Warrants" line includes the company's results as of October 2002 and the company's goodwill amortization The "Other Income GFG" line includes financial results, and losses due to inflation exposure.

                                                 In millions of December 31, 2002 constant pesos
----------------------------------------------------------------------------------------------------------
                                                             FY 2002               Twelve months ended at
Net Income by Business                                 ---------------------------------------------------
                                                       ---------------------------------------------------
                                                        4th Q          3rd Q        12/31/2002  12/31/2001
----------------------------------------------------------------------------------------------------------
Income  from stake in Banco Galicia (93.58%)           (348.30)       (312.90)       (1,427.50)      262.2
Profit (loss) from "Net Investment" (87.5%)              (1.70)         (0.50)           (6.70)     (2.70)
Profit (loss) from "Sudamericana Holding" (87.5%)        (3.20)         (3.00)           (4.40)     (0.50)
Profit (loss) from "Galicia Warrants" (87.5%)            (1.00)         (0.20)           (2.20)     (0.30)
Other Income GFG                                         21.40         (18.10)           40.70       3.60
Income tax                                              (56.60)         (1.60)          (58.70)      0.00
Net Income for the period                              (389.40)       (336.40)       (1,458.80)     262.30
----------------------------------------------------------------------------------------------------------

     o Banco Galicia's financial statements do not include the consolidation with Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. since the quarter ended March 31, 2002.

Recent developments

     o Grupo Financiero Galicia's web site (www.gfgsa.com) was awarded as the Best Investor Relations Site of Argentina at the "LatinFinance Awards 2003" edition. This prize adds to the two distinctions received in the 2002 edition.

CONFERENCE CALL

On Friday, February 21 at 11.00 A.M. Eastern Standard Time (1.00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is : (719) 457 2604

If you are unable to participate in the call, a replay will be available from Friday, February 21 at 3:00 PM Eastern Standard Time until Monday, February 24 at 12:00 PM Eastern Standard Time, dialing (719) 457 0820, passcode: 645006.

Grupo Financiero Galicia S.A.
Figures in this table were restated in constant pesos as of December 2002 by using an index of 0.9853 for September 2002, 1.1142 for June 2002, 1.6231 for March 2002 and 2.1844 for December 2001
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

-------------------------------------------------------------------------------------------------------------------
                                                      12/31/02     09/30/02    06/30/02     03/31/02     12/31/01
-------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                  541.4        457.5       568.0        446.4      1,130.0

GOVERNMENT AND CORPORATE SECURITIES                    1,812.8      4,293.6     2,271.0        519.4        283.8

LOANS                                                  9,501.6      9,849.5    10,829.4     16,275.4     19,933.4

OTHER RECEIVABLES RESULTING FROM
FINANCIAL BROKERAGE                                    9,162.7      7,984.5    12,006.3     11,086.9      3,800.1

EQUITY IN OTHER COMPANIES                                103.4         86.6        90.3         90.9        148.4

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                  1,047.5      1,094.7     1,203.9      1,255.1      1,343.4

OTHER ASSETS                                             364.4        382.7       469.9        594.0        997.6

TOTAL ASSETS                                          22,533.8     24,149.1    27,438.8     30,268.1     27,636.7

DEPOSITS                                               4,692.0      5,528.5     5,948.6      8,744.7     13,386.1
- Non-Financial Government Sector                          7.8          3.5         5.3          8.6         25.2
- Financial Sector                                         2.9          2.1         1.5          4.5         38.5
- Non-Financial Private Sector and
  Residents Abroad                                     4,681.3      5,522.9     5,941.8      8,731.6     13,322.4
  - Current Accounts                                     732.2        845.7       816.9      2,571.4      1,848.4
  - Savings Accounts                                     342.4        326.4       480.8      1,008.9      3,212.6
  - Time Deposits                                      2,169.9      1,740.9     1,821.6        533.6      6,876.8
  - Investment Accounts                                    0.0          0.0         0.0          0.0        176.1
  - Other                                              1,035.7      1,895.8     2,286.5      4,400.0      1,077.9
  - Accrued interest and quotation
    differences payable                                  401.1        714.1       536.0        217.7        130.6

OTHER BANKS AND INTERNATIONAL ENTITIES                 3,356.7      3,700.9     4,454.3      5,242.5      1,992.0

NEGOTIABLE OBLIGATIONS                                 1,878.8      2,052.1     1,910.8      2,353.5      1,833.1

OTHER LIABILITIES                                     10,898.7     10,770.1    12,673.1     11,324.7      7,091.8

MINORITY INTERESTS                                        83.1         90.1       108.2        182.8        257.0

TOTAL LIABILITIES                                     20,909.3     22,141.7    25,095.0     27,848.2     24,560.0

SHAREHOLDERS' EQUITY                                   1,624.5      2,007.4     2,343.8      2,419.9      3,076.7

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                               1.66         7.03       18.97         9.68        (0.84)
Wholesale Price Index (%) (**)                           (1.47)       13.08       45.68        34.28        (3.09)
C.E.R. (%) (**)                                           2.46         9.77       19.22         4.81         0.00
Exchange Rate ($/U$S) (***)                             3.3630       3.7267           3.8          3.0          1.0

(*)Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33
       - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter.

Grupo Financiero Galicia S.A.
Figures in this table were restated in constant pesos as of December 2002 by using an index of 0.9853 for September 2002, 1.1142 for June 2002, 1.6231 for March 2002 and 2.1844 for December 2001
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

-------------------------------------------------------------------------------------------------------------------
Quarter ended:                                        12/31/02     09/30/02    06/30/02     03/31/02     12/31/01
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                         315.6      1,127.4     2,796.8      1,089.4        686.2
- Interest on Cash and Due from Banks                      0.2          0.3         0.1          0.5          4.3
- Interest on Loans to the Financial Sector               27.6         34.4        17.3          5.7         19.7
- Interest on Overdrafts                                  86.3       (39.4)        57.6         29.6         72.9
- Interest on Notes                                       74.9         14.1        13.9         54.4        277.7
- Interest on Mortgage Loans                              22.0         10.9        17.9         59.1        120.4
- Interest on Pledge Loans                               (4.0)         2.1        12.4         10.8         23.4
- Interest on Credit Card loans                           29.2         38.2        27.8         80.3        106.4
- Interest on Other Loans                                 16.8         22.2        22.8         50.6         89.6
- On Other Receivables Resulting from Financial
  Brokerage                                               51.5        68.8        82.0         26.0         24.4
- Net Income from Government and Corporate Securities     23.8       161.5       227.5        167.3      (137.9)
- Net Income from Guaranteed Loans-Decree 1387/01       (70.3)        75.1        98.5        118.5         70.7
- Adjustment by application of adjusting index           281.4       873.0     1,558.2        462.2          0.0
- Other                                                (223.8)     (133.8)       660.8         24.4         14.6

FINANCIAL EXPENSES                                       619.8      1,093.2     1,022.7      1,732.9        582.6
- Interest on Demand Accounts Deposits                     2.1          9.8         3.7          1.5         21.6
- Interest on Saving Accounts Deposits                     0.2          0.6       (0.3)          2.8          6.2
- Interest on Time Deposits                               75.1         73.2        42.5         73.5        378.0
- Interest on Loans from Financial Sector                 13.5        (8.4)         0.5         19.1          7.4
- For other Liabilities resulting from Financial
  Brokerage                                              265.3         67.2       126.6        188.3        102.3
- Other interest                                         192.1        657.9       599.9        120.9         18.1
- Net income /(loss) on options                            0.0          0.3         0.0          0.0          0.2
- Adjustment by application of adjusting index            58.8        436.4       941.1        283.4          0.0
- Other                                                   12.7      (143.8)     (691.3)      1,043.4         48.8

GROSS BROKERAGE MARGIN                                  (304.2)        34.2     1,774.1      (643.5)        103.6

PROVISIONS FOR LOAN LOSSES                               127.5        230.4       859.5        192.0        394.0

INCOME FROM SERVICES, NET                                 79.1         81.0        55.2        155.7        242.9

MONETARY LOSS FROM FINANCIAL INTERMEDIATION              134.7      (491.8)     (628.3)      (439.9)          0.0

ADMINISTRATIVE EXPENSES                                  233.9        211.7       188.7        258.3        367.0
- Personnel Expenses                                     141.2        120.6        86.6        128.1        177.6
- Directors' and Syndics' Fees                             0.5          0.3         0.5          1.8        (2.4)
- Other Fees                                               6.9          4.4         5.1          6.2         11.3
- Advertising and Publicity                                4.8          2.5         2.8          4.5         16.0
- Taxes                                                    6.7          8.1        10.9         15.9         33.0
- Other Operating Expenses                                57.5         69.1        70.8         85.7        105.7
- Other                                                   16.3          6.7        12.0         16.1         25.8

MONETARY GAIN FROM OPERATING EXPENSES                    (0.3)          1.8         8.6         10.7          0.0

MINORITY INTEREST                                       (102.1)        19.0        80.0        270.3          5.0

INCOME FROM EQUITY INVESTMENTS                            58.9        (0.9)       543.3      (612.1)         14.7

NET OTHER INCOME                                         224.6        195.0     (692.3)      (101.0)        375.7

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS               (73.9)       211.1     (132.5)      (164.3)          0.0

INCOME TAX                                                44.8        (18.8)       27.9         11.3          8.8

NET INCOME BEFORE THE ABSORPTION                       (389.4)       (373.9)     (68.0)    (1,985.7)       (27.9)

ABSORPTION "AD-REFERENDUM" OF THE                          0.0          37.5    1,320.7          0.0          0.0
SHAREHOLDERS' MEETING
NET INCOME AFTER THE ABSORPTION                       (389.4)       (336.4)     1,252.7    (1,985.7)       (27.9)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).

Grupo Financiero Galicia S.A.
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
Twelve months ended at December 2001 figures were adjusted by using an index of 2.1844
--------------------------------------------------------------------------------
Twelve months ended:                                    12/31/02       12/31/01
--------------------------------------------------------------------------------
FINANCIAL INCOME                                         5,329.2        3,555.7
- Interest on Cash and Due from Banks                        1.1           63.2
- Interest on Loans to the Financial Sector                 85.0           95.5
- Interest on Overdrafts                                   134.1          254.2
- Interest on Notes                                        157.3        1,375.7
- Interest on Mortgage Loans                               110.0          439.6
- Interest on Pledge Loans                                  21.3           90.8
- Interest on Credit Card loans                            175.5          363.3
- Interest on Other Loans                                  112.4          372.0
- On Other Receivables Resulting from Financial
  Brokerage                                                580.1          108.3
- Net Income from Government and Corporate Securities      228.3          156.5
- Net Income from Guaranteed Loans-Decree 1387/01          221.8           70.9
- Adjustment by application of adjusting index           3,174.8            0.0
- Other                                                    327.5          165.7

FINANCIAL EXPENSES                                       4,468.6        2,107.7
- Interest on Demand Accounts Deposits                      17.0           52.4
- Interest on Saving Accounts Deposits                       3.2           37.0
- Interest on Time Deposits                                264.3        1,310.0
- Interest on Loans from Financial Sector                   24.7           15.7
- For other Liabilities resulting from Financial
  Brokerage                                                647.4          430.1
- Other interest                                         1,570.8           84.9
- Net Income from Government and Corporate Securities        0.0            0.0
- Net income/(loss) on options                               0.3            1.1
- Adjustment by application of adjusting index           1,719.7            0.0
- Other                                                    221.2          176.5

GROSS BROKERAGE MARGIN                                     860.6        1,448.0

PROVISIONS FOR LOAN LOSSES                               1,409.4          999.8

INCOME FROM SERVICES, NET                                  371.0          934.6

MONETARY LOSS FROM FINANCIAL INTERMEDIATION             (1,425.3)           0.0

ADMINISTRATIVE EXPENSES                                    892.6        1,358.2
- Personnel Expenses                                       476.4          693.6
- Directors' and Syndics' Fees                               3.1           35.1
- Other Fees                                                22.6           25.0
- Advertising and Publicity                                 14.6           54.1
- Taxes                                                     41.6           83.8
- Other Operating Expenses                                 283.0          370.0
- Other                                                     51.3           96.6

MONETARY GAIN FROM OPERATING EXPENSES                       20.8            0.0

MINORITY INTEREST                                          267.2          (22.0)

INCOME FROM EQUITY INVESTMENTS                             (10.8)          34.7

NET OTHER INCOME                                          (373.7)          382.7

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                (159.6)           0.0

INCOME TAX                                                  65.2          157.7

NET INCOME BEFORE THE ABSORPTION                        (2,817.0)         262.3

ABSORPTION "AD-REFERENDUM" OF THE SHAREHOLDERS'
  MEETING                                                1,358.2            0.0

NET INCOME AFTER THE ABSORPTION                         (1,458.8)         262.3

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).